UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-72376

 (Check One)

|_| Form 10-K |_| Form 10-KSB |_| Form 20-F |_| Form 11-K

|X| Form 10-Q/Form 10-QSB |_| Form N-SAR |_| Form N-CSR

For period ended March 31, 2005

|_| Transition Report on Form 10-K/Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q/Form 10-QSB

|_| Transition Report on Form N-SAR

 For the transition period ended:_______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Webb Mortgage Depot, Inc.

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Full Name of Registrant

155 WILSON LAKE ROAD

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Address of Principal Executive Office

MOORESVILLE, NC 28117

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City, State and Zip Code

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|

(b) The subject annual report, semi-annual report, transition report on Forms 10-K, X 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant’s accountant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Byron Webb

(800) 952-8706

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(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) : Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

Yes | | No |x|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

WEBB MORTGAGE DEPOT, INC.

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(Name of Registrant as Specified in Charter)

has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2005

By /s/ Byron Webb

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Byron Webb

President

INSTRUCTION:  The  form  may  be  signed  by an  executive officer  of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the  statement  is signed  on  behalf  of  the   registrant  by  an  authorized representative   (other   than   an   executive   officer),   evidence of  the representative's  authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR  240.12b-25) of the General  Rules and Regulations under the Securities Exchange Act of 1934.

2.  One  signed  original  and  four  conformed  copies  of this form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  D.C.  20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments to the  notifications  must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by electronic  filers unable to timely file a report  solely due to electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T  (ss.232.201  orss.232.202  of this  chapter)  or  apply  for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).